June 30, 2016

Via EDGAR

Ms. Cecilia Blye, Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, DC 20549-3628

Re:	T-Mobile US, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
File No. 1-33409

Dear Ms. Blye:

T-Mobile US, Inc. (collectively with its subsidiaries, “we,” “our,” “T-Mobile” or the “Company”) submits this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 16, 2016. For your convenience, we have repeated each of the comments in your letter and followed each comment with the Company’s response.

General

1. We note that T-Mobile’s website provides country codes and rates for calls to Syria and Sudan. We note also that another website indicates that certain T-Mobile telephones are compatible with networks available in Syria and Sudan. Finally, we note that your majority shareholder, Deutsche Telekom, has reported contacts with Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

T-Mobile is a leading provider of mobile communications services, including voice, messaging and data in the United States (“U.S.”), Puerto Rico and the U.S. Virgin Islands. T-Mobile’s business outside the U.S., Puerto Rico and the U.S. Virgin Islands is limited to (i) providing roaming services for its customers travelling outside these jurisdictions through agreements with a variety of independent third-party service operators and (ii) providing international long distance telecommunications services to its customers, generally through third-party providers.

T-Mobile is aware that Syria and Sudan1 are designated by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls (the “Sanctions Laws”). T-Mobile confirms that, to the best of its knowledge after making appropriate internal inquiries, T-Mobile does not have any past, current or anticipated contacts with the governments of Syria or Sudan or entities they control through any direct or indirect

1    The Republic of South Sudan became an independent state on July 9, 2011 and since that date has not been subject to the Sanctions Laws applicable to Sudan. Accordingly our response does not include South Sudan. T-Mobile does have an agreement with respect to roaming services in South Sudan in accordance with applicable law.

arrangements. T-Mobile does not directly or to its knowledge, indirectly, provide any products, components, technology or services to Syria or Sudan, with the limited exception of lawful provision of international long distance telecommunications services as described below, and it does not have any agreements, commercial arrangements or other contracts with the government of Syria or Sudan or entities they control. In particular, T-Mobile does not have any agreements with any person to provide roaming services in Syria or Sudan. Therefore, a telephone equipped with a T-Mobile subscriber identity module (“SIM”) card will not operate on the networks operated by entities or persons in Syria or Sudan. We note that many mobile phones available in the market (including phones we sell) permit individual users to change the SIM card in the phone to a SIM card of another wireless service provider enabling direct access to the other wireless network, in which case T-Mobile would not have any involvement with such wireless service availability while a non-T-Mobile SIM card is in use.

Receipt and transmission of international telecommunications are specifically authorized under general licenses contained in the Sanctions Laws (31 C.F.R.  §542.519; 31 C.F.R.  §538.512). In compliance with these general licenses, through arrangements with non-U.S. entities, T-Mobile offers international long distance telecommunications services which enable T-Mobile customers to communicate with phone numbers in many countries around the world, including those with a Syria or Sudan country code. In accordance with the regulations, in neither case does the provision of such services involve the sale or lease of telecommunications equipment or technology, or the sale or lease of capacity on telecommunications transmission facilities. The listing of the country codes and rates for calls to Syria and Sudan on our website is in accordance with these general licenses under the Sanctions Laws. We note that our primary competitors (AT&T, Sprint and Verizon) each have similar country code and rate information on their websites. For the last several years, T-Mobile offered these international long distance telecommunications services primarily through an agreement with Incomm Holdings, Inc. In early 2016, T-Mobile changed international long distance providers and now offers these services primarily through an agreement with Deutsche Telekom AG.

As a non-U.S. person, with respect to its operations that do not have a U.S. nexus, Deutsche Telekom is not subject to the Sanctions Laws in respect of Syria and Sudan. (31 C.F.R.  §542.201; 31 C.F.R.  §538.201)

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

As a quantitative matter, the use of the international long distance telecommunications services by our customers to contact numbers with Syria or Sudan country codes is inconsequential to our business. During each of the fiscal years ended December 31, 2013, 2014 and 2015, as well as the quarter ended March 31, 2016, total long distance toll revenue associated with calls to Syria or Sudan country codes represented less than 0.003% of our total revenue for the applicable period and total associated charges paid to third parties represented less than 0.0009% of our cost of services for the applicable period. From a quantitative perspective, we do not expect the use of such services to become more than inconsequential to our business in the future.

T-Mobile is aware that certain state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. To our knowledge, we have not received any inquiries or questions from investors or analysts regarding activity in Syria or Sudan.

T-Mobile does not believe that the limited service of providing lawful international long distance telecommunications services that enable T-Mobile customers to communicate with phone numbers with a Syria or Sudan country code is harmful to our reputation or share value because these services are in compliance with the U.S. government’s determination that these services should be permitted despite the otherwise comprehensive sanctions imposed against those countries. Accordingly, there is no reason to believe that T-Mobile’s offering international long distance telecommunications services that enable T-Mobile customers to communicate with phone numbers with a Syria or Sudan country code would be viewed as conveying support to any political agenda or regime in these countries.

As a result, T-Mobile does not believe its provision of long distance telecommunications services that enable T-Mobile customers to communicate with phone numbers with a Syria or Sudan country code is qualitatively or quantitatively material to T-Mobile, its financial condition or results of operations.

* * *

In connection with its response, T-Mobile acknowledges that:

•	T-Mobile is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	T-Mobile may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the responses provided herein. Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Peter Osvaldik, our Chief Accounting Officer, at (425) 383-5647 or me at (425) 383-4859. For any future written correspondence sent by email, please use the following addresses: Braxton.Carter@T-Mobile.com, Peter.Osvaldik@T-Mobile.com and Dave.Miller@T-Mobile.com.

Sincerely,

/s/ J. Braxton Carter
J. Braxton Carter
Executive Vice President and Chief Financial Officer (Duly Authorized Officer)